                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM N-1A

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                                Amendment No. 32


                                File No. 811-1144


                       THE FINANCE COMPANY OF PENNSYLVANIA

                               400 Market Street
                                   Suite 425

                        Philadelphia, Pennsylvania 19106

                                  215-351-4778

                      Mr. Charles E. Mather III, President

                               400 Market Street
                                   Suite 425


                        Philadelphia, Pennsylvania 19106

                       THE FINANCE COMPANY OF PENNSYLVANIA
                                    FORM N-1A
The Finance Company of Pennsylvania (the "Company") does not sell its shares and thus, does not prepare a prospectus. The Company does, however, hold itself ready to redeem any of its outstanding shares at net asset value as determined on the day of final tender of the shares or on the next day on which the New York Stock Exchange is open.


                                     PART A

Item 1.  Front and Back Cover Pages - NOT REQUIRED

Item 2.  Risk/Return Summary: Investments, Risks and Performance - NOT REQUIRED

Item 3.  Risk/Return Summary: Fee Table - NOT REQUIRED

Item 4.  Investment Objectives, Principal Investment Strategies and Related
         Risks

         The business purposes of the Company, as set forth in its Articles of Incorporation, are to own, purchase and sell securities of business enterprises of any nature whatsoever; to own, hold, use, purchase and sell real and personal property of any nature whatsoever as principal and not as agent; and to carry on the business of an open-end investment company, as defined under the provisions of the Pennsylvania Business Corporation Law (as in effect on December 29, 1961). The Company's investment objective in carrying out its business as an investment company is to seek long-term appreciation of its shareholders' capital. Further reference is made to Item 11 of Part B of this Registration Statement for a description of its investment policies.


         The Company invests primarily in common stocks and to a lesser extent fixed income securities. It also invests in U.S. Treasury notes and bills and registered money market funds as a liquidity technique to cover redemptions and as a temporary investment pending a decision to redeploy the proceeds of securities that were sold.


         The authority to make, alter, amend or repeal these objectives is vested in the Board of Directors, subject to the power of the stockholders to approve such action. Item 11 of Part B identifies the investment policies of the Company which require stockholder approval to change.

         The Board of Directors of the Company oversees the investment of its assets in order to preserve capital and produce income for the stockholders. The Board utilizes the services of Cooke & Bieler, L.P. to assist with the investment of a portion of its equity holdings. The Board does not rely on Cooke & Bieler with respect to several of the Company's holdings - PNC Bank Corp., Penn Virginia Corporation, Pennsylvania Warehousing and Safe Deposit Company, Exxon Mobil Corporation, fixed income securities, the international and small cap mutual funds in which the Company invests and the money market funds, Treasury Notes and other short term investments used for the Company's liquidity needs, such as redemptions, dividends and taxes. Cooke & Bieler's style can be characterized as value oriented, and thus the overall approach of the Company to its equity portfolio may also be
         characterized as a value style.   The Company has engaged the services
         of Schroder Investment Management North America Inc. to provide the day-to-day investment management of the portion of the Company's assets devoted to fixed-income investments.

         Schroder's practices a duration-neutral, relative value fixed income discipline. Schroder's team focuses its efforts on identifying attractive issues from the bottom up, capitalizing on pricing inefficiencies identified through fundamental research. The Schroder team specifically avoids interest rate forecasting and sector rotation as, in Schroder's belief, these techniques add no long-term value and cause unnecessary principal risk.


         The Company does not engage in active trading; on the contrary, it makes a value judgment on the worth of an organization and tends to hold the security for the long term. The Board considers its investment approach to be conservative, and thus the risks are those risks generally applicable to the equity and fixed income markets. It has limited (under 10% in the aggregate) exposure to international securities and small cap securities which may involve more risks than the broad market. Also, as explained in Item 11 of Part B, it has had a significant portion of its assets invested in PNC Bank Corp. and thus is subject to the risks inherent in investing in banking institutions and having a significant portion (approximately 25%) of assets committed to one security.



         Risks of Non-Diversification and Concentration in Banking Industry. The Company is subject to the risk of being concentrated. The Company has held shares of PNC Bank Corp. and its predecessors for over 40 years. Its holdings in PNC stock amount to approximately 25% of its portfolio. While the rest of its portfolio is diversified among various sectors, because of the concentration in PNC stock, the Company is subject to the risk that the banking industry and financial services sector generally will underperform the broader market, as well as the risk that issuers in that sector will be impacted by market conditions, legislative or regulatory changes or competition. The Company may also be more susceptible to changes in interest rates and other market and economic factors that affect financial services firms, including the effect of interest rate changes on the share prices of those financial service firms.


         Equity Risk. Since it purchases primarily equity securities, the Company is subject to the risk that stock prices will fall over short or extended periods of time. Historically, the equity markets have moved in cycles, and the value of the Company's equity securities may fluctuate drastically from day-to-day. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments. The prices of securities issued by such companies may suffer a decline in response. These factors contribute to price volatility which is a principal risk of owning shares in the Company.

         Fixed Income Risk. The market value of fixed income investments change in response to economic developments, particularly interest rate changes, as well as to perceptions about the creditworthiness of individual issuers, including governments. During periods of falling interest rates, the values of outstanding fixed income securities generally rise. Moreover, while securities with longer maturities tend to produce higher yields, the prices of longer maturity securities are also subject to greater market fluctuations as a result of changes in interest rates. During periods of falling interest rates, certain debt obligations with high interest rates may be prepaid (or "called") by the issuer prior to maturity. This may cause the Company's average weighted maturity to fluctuate, and may require the Company to invest the resulting proceeds at lower interest rates. In addition to these risks, fixed income securities may be subject to credit risk, which is the possibility that an issuer will be unable to make timely payments of either principal or interest.


         International Investment Risk. The Company's investments in securities of foreign issuers involve certain risks that are greater than those associated with investments in securities of U.S. issuers. These include risks of adverse changes in foreign economic, political, regulatory and other conditions, or changes in currency exchange rates or exchange control regulations (including limitations on currency movements and exchanges). In certain countries, legal remedies available to investors may be more limited than those available with respect to investments in the United States. The securities of some foreign companies may be less liquid and, at times, more volatile than securities of comparable U.S. companies. The Company may also experience more rapid or extreme changes in value as compared to a fund that invests solely in securities of U.S. companies because the securities' markets of many foreign countries are relatively small, with a limited number of companies representing a small number of industries.



         Small- and Mid-Cap Risk. Small- and mid-cap companies may be more vulnerable to adverse business or economic events than larger, more established companies. In particular, small- and mid-cap companies may have limited product lines, markets and financial resources, and may depend upon a relatively small management group. The securities of smaller companies are often traded in the over-the-counter market and, even if listed on a national securities exchange, the trading market (i.e., the volume of trades on any given day) for such securities may be less active than larger companies listed on that exchange. Consequently, the securities of these companies may be less liquid, may have limited market stability, and may be subject to more abrupt or erratic market movements than the securities of larger, more established companies. As a result, the prices of the smaller companies owned by the Company may be volatile.


         Portfolio Holdings. A description of the Company's policy and procedures with respect to the circumstances under which the Company discloses its portfolio securities is available in the Statement of Additional Information.

Item 5.  Management, Organization and Capital Structure

         The Directors of the Company consist of five individuals, three of whom are not "interested persons" of the Company as defined in the Investment Company Act of 1940. The Directors of the Company are responsible for the overall supervision of the operations of the Company and perform the various duties imposed on the Directors of investment companies by the Investment Company Act of 1940.


         COOKE & BIELER, L.P., which is located at 1700 Market Street, Suite 3222, Philadelphia, Pennsylvania, 19103, acts as an investment adviser (without investment discretion) to the Company. Cooke & Bieler is retained to furnish reports, statistical and research services, and advise and make recommendations with respect to the Company's portfolio of equity securities and investments. Cooke & Bieler is paid a fee at an annual rate of fifty basis points (0.50%) of the Company's portfolio value less the value of certain investments as to which it has no investment responsibility and a portion of the cash it manages. Cooke & Bieler's investment advisory fee is payable monthly in arrears on the last day of each month. For the fiscal year ended 12/31/07, the Company paid Cooke & Bieler investment advisory fees of $130,325.


         The following portfolio managers of Cooke & Bieler, L.P. provide advice and recommendations with respect to the Company's portfolio of equity securities and investments: Messrs. Kermit S. Eck, Michael M. Meyer, James R. Norris, Edward W. O'Connor, R. James O'Neil, Daren Heitman and Mehul Trivedi. The portfolio managers are jointly and primarily responsible for the advice and recommendations provided to the Company. The biography of each of these portfolio managers is set forth below. Additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of securities in the Company (if any) is available in the Statement of Additional Information.

         Kermit S. Eck, CFA, joined Cooke & Bieler in 1980 and left in 1984 to become Director of Product Marketing for Eczel Corp. From 1987 to 1992, he served as Executive Vice President of Keystone Natural Water. He rejoined Cooke & Bieler in 1992 and currently is a Partner, Portfolio Manager and Research Analyst. Mr. Eck earned a B.S. in computer science from Montana State University and an M.B.A. from Stanford University.

         Michael M. Meyer, CFA, began his career at Sterling Capital Management as an equity analyst and head equity trader. He joined Cooke & Bieler in 1993 where he is currently a Partner, Portfolio Manager and Research Analyst. Mr. Meyer earned his B.A. in economics at Davidson College and his M.B.A. from the Wharton School of Business.

         James R. Norris, spent nearly ten years with Sterling Capital Management as Senior Vice President of Equity Portfolio Management. He joined Cooke & Bieler in 1998 where he is currently a Partner, Portfolio Manager and Research Analyst. Mr. Norris earned his B.S. in management at Guilford College and his M.B.A. from the University of North Carolina.


         Edward W. O'Connor, CFA, spent three years at Cambiar Investors in Denver, Colorado where he served as an equity analyst and portfolio manager and participated in Cambiar's 2001 management buyout. He joined Cooke & Bieler in 2002 where he is currently a Partner, Portfolio Manager and Research Analyst. Mr. O'Connor earned his B.A. of Arts in economics and philosophy at Colgate University and his M.B.A. from the University of Chicago.


         R. James O'Neil, CFA, served as an Investment Officer in the Capital Markets Department at Mellon Bank beginning in 1984. He joined Cooke & Bieler in 1988 where he is currently a Partner, Portfolio Manager and Research Analyst. Mr O'Neil earned his B.A. in economics at Colby College and his M.B.A. from the Harvard School of Business.

         Daren Heitman, CFA, worked as an analyst and a portfolio manager at Skyline Asset Management from 1995 to 2000, when he joined Schneider Capital Management as a senior analyst until 2005. Mr. Heitman came to Cooke & Bieler in 2005 where he currently serves as a Portfolio Manager. Mr. Heitman earned his B.S. in Finance at Iowa State University and his M.B.A. from the University of Chicago.

         Mehul Trivedi, CFA, was a fixed income analyst at Blackrock Financial Management and then a product manager at PNC Asset Management. He joined Cooke & Bieler in 1998 where he is currently a Partner, Portfolio Manager and Research Analyst. Mr. Trivedi earned his B.A. in international relations at the University of Pennsylvania, a B.S. in economics at the Wharton School of Business and his M.B.A. from the Wharton School of Business.


         SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC. ("SCHRODERS"), which is located at 875 Third Avenue, 22nd Floor, New York, NY 10022, acts as an investment adviser to the Company. Schroders is retained to provide the Company investment research, advice and supervision and to continuously furnish a fixed income investment program for the Company's portfolio of fixed income securities and investments. Schroders is paid a fee at an annual rate of 0.30% (30 basis points) of the value of the Company's assets entrusted to Schroders. Schroder's investment advisory fee is payable monthly in arrears on the last day of each month. For the fiscal year ended 12/31/07, the Company paid Schroders investment advisory fees of $21,926.



         The following portfolio managers of Schroders are primarily responsible from making investment decisions for the Company's portfolio of fixed income securities and investments: David Baldt, Whitney Sweeney, Susan Beck, Ted Manges, Ryan Haynes and Dennis C. Darling. Mr. Baldt acts as the lead portfolio manager for the Company. The other portfolio managers perform the following roles: conducting credit research and portfolio analysis, and trade securities. The biography of each of these portfolio managers is set forth below. Additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of securities in the Company (if any) is available in the Statement of Additional Information.



         David Baldt, CFA, is the head of U.S. Tax Exempt Fixed Income of Schroders and has been employed as an investment fund professional at Schroders since fall 2003. Previously, he was a Managing Director of Deutsche Asset Management since 1989.






         Susan Beck is a Portfolio Manager of Schroders and has been employed as an investment fund professional at Schroders since fall 2003. Previously, she was a Vice President and Portfolio Manager of Deutsche Asset Management since 1989.



         Ted Manges is a Portfolio Manager of Schroders and has been employed as an investment fund professional at Schroders since fall 2003. Previously, he was a Vice President of Deutsche Asset Management (1999
         - 2003).



         Whitney Sweeney is Portfolio Manager of Schroders and has been employed as investment fund professional at Schroders since June 2006. Previously, she was an Assistant Vice President at MBNA Bank.



         Ryan Haynes is a Portfolio Manager of Schroders and has been employed at Schroders since November 2003.



         Dennis C. Darling is a Portfolio Manager of Schroders and has been employed as an investment fund professional at Schroders since April 2008. Previously, he was a Vice President with W. H. Mell (2004-2008).



         A discussion regarding the Board of Directors' consideration with respect to the approval of each of the Company's investment advisory agreements is included in the Company's June 30, 2007 Semi-Annual Shareholder Report, which covers the period January 1, 2007 to June 30, 2007.


         PFPC TRUST CO. is the Company's Custodian. PFPC is located at 8800 Tinicum Blvd. Third Floor, Suite 200, Philadelphia, PA 19153. The custodian is responsible for the daily safekeeping of securities and cash held or sold by the Company.

         DELOITTE & TOUCHE LLP acts as the Company's independent registered public accounting firm. Deloitte & Touche is located at 1700 Market Street, Philadelphia Pennsylvania 19103.

         The Company acts as its own transfer agent, dividend paying agent, and registrar.


         Total expenses for the Company during fiscal year 2007 were $779,812 or 1.16% of the Company's average net assets.


         The authorized capital stock of the Company consists of 232,000 shares of capital stock, par value $10 each. Each share has equal dividend, distribution and liquidation rights. All dividends and distributions are payable in cash. Each holder of capital stock has one vote for each share held. Voting rights are cumulative for directors. The registrant met the requirements of Subchapter M of the Internal Revenue Code during the last fiscal year and does not anticipate any change in such status. The Company has adopted the policy of paying out in dividends each year substantially all net investment income. The Company pays the applicable Federal capital gains tax for shareholders and retains the net balance for reinvestment, except to the extent that such gains are considered distributed to redeeming shareholders. Shareholder inquiries should be directed to the Company by writing or telephoning the Company at the address or telephone number indicated on the cover of this registration statement.


Item 6.  Shareholder Information

         Shares of the Company may be redeemed by mail by writing directly to the Company. The redemption request must be signed exactly as the shareholder's name appears on the form of registration and must include the account number. If shares are owned by more than one person, the redemption request must be signed by all owners exactly as their names appear in the registration. Stock certificates must be tendered along with the signed redemption request. Shares are generally redeemed for cash, but under certain circumstances may be redeemed in kind.

         Dividends, Distribution and Tax Information. Income dividends are normally declared and paid quarterly and a net capital gain distribution is normally declared in December each year and paid in the following January for the preceding year.

         The Company has elected to be taxed as a regulated investment company meeting the requirements of the Internal Revenue Code, Subchapter M. As such, the Company has adopted the policy of paying out in dividends each year substantially all net investment income. Dividends received from the Company generally will be subject to tax. Consistent with existing policy, the Company pays the applicable Federal capital gains tax for shareholders and retains the net balance for reinvestment, except to the extent that such gains are considered to have been distributed to redeeming shareholders. Each year the Company advises its stockholders of the amount of capital gains taxes paid which is attributable to them, and they may claim a credit for this amount on their federal income tax returns.

         The net asset value per share of the Company is computed by dividing the total value of the assets of the Company, less its liabilities, by the total number of outstanding shares. Computations are made in accordance with generally accepted accounting principles, valuing each listed security at its last sale price on the day on which the determination is made, or if no price is available, the latest bid price is used. Securities listed on the NASDAQ National Market System are valued in accordance with the NASDAQ official closing price. Securities traded over-the-counter are valued at the mean of the latest available bid and asked prices. Securities for which market quotations are not readily available, such as The Pennsylvania Warehousing and Safe Deposit Company, are valued at fair value as determined in good faith by the Board of Directors.

         Examples of when the Company may fair value a security include: when a security is de-listed or its trading is halted or suspended; when a security's primary pricing source is unable or unwilling to provide a price; when a security's primary trading market is closed during regular market hours; or when a security's value is materially affected by events occurring after the close of the security's primary trading market. By fair valuing securities, the Company seeks to establish prices that the Company might expect to realize upon the current sales of these securities. However, due to the subjective and variable nature of fair value pricing, there can be no assurance that the Company could obtain the fair value assigned to the security upon the sale of such security.


         Frequent Purchases and Redemptions of Company Shares. The Company does not sell its shares and, therefore, the Board of Directors has not adopted procedures with respect to frequent purchases and redemptions of Company shares.

Item 7.  Distribution Arrangements

         a)        Sales Loads - None.
         b)        Rule 12b-1 Fees - None.
         c)        Multiple Class and Master-Feeder Funds - Not applicable.


Item 8.  Financial Highlights - NOT REQUIRED.

                                     PART B


                      THE FINANCE COMPANY OF PENNSYLVANIA

                       STATEMENT OF ADDITIONAL INFORMATION


                                  May 13, 2008






The Finance Company of Pennsylvania (the "Company") does not sell its shares and thus, does not prepare a prospectus. This Statement of Additional Information is not a Prospectus. It should be read in conjunction with Part A of this Registration Statement. Copies of the Registration Statement may be obtained by writing to The Finance Company of Pennsylvania, 400 Market Street, Suite 425, Philadelphia, Pennsylvania 19106.



Table of Contents                                                        Page
Fund History                                                              4

Description of the Fund and Its Investment and Risks                      4

Management of the Fund                                                    7

Control Persons and Principal Holders of Securities                      10

Investment Advisory and Other Services                                   10

Portfolio Managers                                                       11

Brokerage Allocation and Other Practices                                 13

Capital Stock and Other Securities                                       13

Purchase, Redemption and Pricing of Shares                               13

Taxation of the Fund                                                     13

Underwriters                                                             13

Calculation of Performance Data                                          13

Financial Statements                                                     13

Item 10.          Fund History

                  The Company was organized as a corporation by a special act of the General Assembly of the Commonwealth of Pennsylvania, approved May 12, 1871.

                  The Company, until December 29, 1961, carried on its business under a special charter granted by the General Assembly of the Commonwealth of Pennsylvania, approved May 12, 1871. Until December 29, 1961, it was engaged in the business of banking; it also held certain investments and parcels of real estate. On December 29, 1961, it filed Articles of Amendment with the Bureau of Corporations, Commonwealth of Pennsylvania, amending its charter to permit it to act as an open-end investment company; and on that date an agreement with the Secretary of Banking of the Commonwealth of Pennsylvania was entered into under which the Commonwealth recognized that the company was no longer engaged in the banking business.

Item 11.          Description of the Fund and Its Investments and Risks

                  (a) Classification. The Company is a nondiversified, open-end management investment company.

                  (b) Investment Strategies and Risks. None except as described in Item 4.

                  (c) Policies. In addition to the investment objectives and policies set forth under Item 4 of Part A, the Company has adopted the following policies relating to the investment of its assets and its activities, which are fundamental policies and may not be changed without the approval of the holders of a majority of the Company's outstanding voting securities as defined in the Investment Company Act of 1940.

                               Fundamental Policies of the Company:

                               i)   The issuance of senior securities: the
                                    Company has not issued any senior
                                    securities, and it does not propose to issue any senior securities.

                               ii) The borrowing of money: the Company has not borrowed money, and it does not propose to borrow money.

                               iii) The underwriting of securities of other
                                    issuers: the Company has not underwritten securities of other issuers, and it does not propose to underwrite securities of other issuers.

                iv) The concentration of investments in particular industries: Consistent with its policy to diversify its investments among various industries, the Company will nonetheless concentrate its investments in the banking industry. The Company has held shares of PNC Bank Corp. for many years but has no intention of increasing the number of shares it owns. Because of the growth in the market value of its PNC Bank stock relative to the market value of its other holdings, PNC Bank represented as of the end of its most recent year more than 25% of the assets in its portfolio. On this basis alone, the Company may be deemed to be concentrating in the banking industry. The Company may determine that attractive opportunities exist to purchase securities in other banking organizations. In no event, however, will the Company invest more than 50% of its assets at any time in the banking industry.

                v)         The purchase and sale of real estate or commodities:
                           the Company has neither purchased nor sold commodities, commodity contracts or real estate, nor does it propose to do so in the future.

                vi)        Making loans: The Company does not make loans.


                vii) Other Policies: The Company reserves freedom of action to, and from time to time, may invest in any type of security or property whatever, to the extent permitted by law. It is the policy of the Company to engage as its principal activity in the business of investing and reinvesting its capital in a widely diversified portfolio of securities with a view to holding those which appear to offer sound possibilities of current income and future growth of principal. To the extent that the Company presently owns securities of various corporations, it is its policy to retain those investments, adding to them if deemed advisable by the Board of Directors or the investment adviser, as applicable, so long as they appear to meet the criteria set forth above.


                           The Company may write call options on securities it owns, up to 5% of its total assets. A call option on a security gives the purchaser of the option the right to buy, and the writer of the option the obligation to sell, the underlying security at any time during the option period. The premium paid to the writer is the consideration for undertaking the obligations under the option contract. The initial purchase (sale) of an option contract is an "opening transaction." In order to close out an option position, the Company may enter into a "closing transaction," which is simply the sale (purchase) of an option contract on the same security with the same exercise price and expiration date as the option contract originally opened. If the Company is unable to effect a closing transaction with respect to an option it has written, it will not be able to sell the underlying security until the option expires or the Company delivers the security upon exercise.

                           The Company may write covered call options as a means of increasing the yield on its assets and as a means of providing limited protection against decreases in its market value. When the Company sells an option, if the underlying securities do not increase or decrease to a price level that would make the exercise of the option profitable to the holder thereof, the option generally will expire without being exercised, and the Company will realize as profit the premium received for such option. When a call option written by the Company is exercised, the Company will be required to sell the underlying securities to the option holder at the strike price, and will not participate in any increase in the price of such securities above the strike price.

                           Except as described above as to covered call options, the Company will not write or purchase options, including puts, calls, straddles, spreads or any combination thereof. Nor will the Company purchase or sell commodities, commodity contracts, oil, gas or mineral exploration or development programs, or real estate (although investments in marketable securities of companies engaged in such activities are not precluded in this restriction).


                           The Company may invest in fixed income securities, preferred stocks and common stocks of other issuers and securities of other investment companies. It reserves the right to invest in such securities in any proportion deemed advisable by its Board of Directors.



                           Except as noted above, the Company may invest no more than 25% of its assets in the securities of any one issuer, based on a valuation of its assets at the time of any investment in such securities.


                           It is not the policy of the Company to invest in companies for the purpose of exercising control or management.


                           The Company reserves the right to invest in securities of other investment companies if deemed advisable by its Board of Directors or the investment adviser, as applicable, within the limits prescribed by the Investment Company Act of 1940.

                     (d) Temporary Defensive Position. The Board has no policy with respect to taking temporary defensive positions that are inconsistent with the Company's principal investment strategies as described in Item 4.

                     (e) Portfolio Turnover. The Company has no restrictions upon portfolio turnover of its investments. However, it is not the Company's policy to engage in portfolio transactions with the objective of seeking profits from short-term trading. It does reserve the right, if deemed advisable or necessary by its Board of Directors or the investment adviser, as applicable, to sell any asset at any time, regardless of the holding period.

                     (f) Disclosure of Portfolio Holdings. The Company's Board of Directors has approved a policy and procedures that governs the timing and circumstances regarding the disclosure of Company portfolio holdings information to shareholders and third parties. These policies and procedures are designed to ensure that disclosure of information regarding the Company's portfolio securities is in the best interests of Company shareholders, and include procedures to address conflicts between the interests of the Company's shareholders, on the one hand, and those of the Company's investment advisers on the other.

                               Pursuant to applicable law, the Company is required to disclose its complete portfolio holdings quarterly, within 60 days of the end of each fiscal quarter (currently, each March 31, June 30, September 30 and December 31). The Company discloses a complete schedule of investments in each semi-annual report and annual report to shareholders or, following the first and third fiscal quarters, in quarterly holdings reports filed with the SEC on Form N-Q. Semi-annual and annual reports are distributed to Company shareholders. Quarterly holdings reports filed with the SEC on Form N-Q are not distributed to Company shareholders, but are available, free of charge, on the EDGAR database on the SEC's website at www.sec.gov.


                               In addition to the above, the Company's policy is to provide information regarding portfolio holdings, or information derived from the Company's portfolio holdings, ONLY to shareholders and service providers of the Company. This information will be made available to any shareholder upon his or her written request to the Secretary of the Company. Any officer or Director of the Company can authorize the release of the Company's portfolio holdings information to a shareholder. The portfolio holdings information released to a shareholder will be current as of the most recent date that the Company calculated its net asset value. The Company does not permit selective disclosure of its portfolio holdings.


                               The Company's policy prohibits the Company and its investment advisers from receiving any compensation or other consideration in connection with the disclosure of information about portfolio securities.

                               The Company's service providers, such as its custodian and investment advisers, may receive portfolio holdings information as frequently as daily in connection with their services to the Company. In addition to any contractual provisions relating to confidentiality of information that may be included in the service providers' contracts with the Company, these arrangements impose obligations on the Company's service providers that would prohibit them from disclosing or trading on the Company's non-public information.

Item 12. Management of the Fund

         Information regarding directors and executive officers of the Company follows:






                                                                                                    NUMBER OF
                            EXPIRATION                                                            PORTFOLIOS IN
                            OF TERM OF                                                                FUND
    NAME, ADDRESS(1),       OFFICE AND                                                               COMPLEX
  POSITION(S) HELD WITH      LENGTH OF     PRINCIPAL OCCUPATION(S)     OTHER DIRECTORSHIPS HELD    OVERSEEN BY
   THE COMPANY, AND AGE     TIME SERVED      DURING PAST 5 YEARS             BY DIRECTOR            DIRECTOR
INTERESTED DIRECTORS(2)
--------------------------

Charles E. Mather III.....    2011        President and Director of   Director of Penn                  1
Director and President      27 years      Mather & Co., with which    Series Funds, Inc., a
Age: 73                                   he has been associated for  registered investment
                                          more than five years        company consisting of 29
                                                                      portfolios.

Herbert S. Riband, Jr.....    2010        Of counsel to the law firm  Director of Pennsylvania          1
Director and Treasurer      14 years      of Saul, Ewing LLP          Warehousing and Safe
Age: 71                                                               Deposit Company

NON-INTERESTED DIRECTORS
--------------------------

Jonathan D. Scott.........    2009        Partner, Veritable, L.P.    None                              1
Director                    18 years      (investment consulting
Age: 55                                   firm).
                                          Formerly, Senior Vice
                                          President, PNC Bank Corp.

Shaun F. O'Malley.........    2009        Retired. Formerly, Chair-   Director of The Philadel-         1
Director                    12 years      man, Price Waterhouse       phia Contributionship,
Age: 72                                   World Organization.         Horace Mann Educators
                                                                      Corp., Federal Home
                                                                      Loan Mortgage Corp.,
                                                                      PolyMedix, Inc. and
                                                                      Philadelphia Consolidated
                                                                      Holdings, Inc.
Peter Bedell..............    2010        Chairman Emeritus, Walnut   None                              1
Director                     4 years      Asset Management (invest-
Age: 70                                   ment adviser) and Ruther-
                                          ford Brown & Catherwood,
                                          LLC (private investment
                                          firm and broker dealer)
                                          with which he has been
                                          associated for more than
                                          five years


---------------

(1) The address of all Directors is 400 Market Street, Suite, 425, Philadelphia, PA 19106.
(2) The two interested directors are classified as such because they are executive officers of the Company.

Board of Directors

     The Board of Directors has overall responsibility for the Company's affairs. It retains and reviews its chief executive and chief financial officers who have overall daily responsibility for the Company's affairs. The Board also retains the overall investment responsibility for the Company's equity investments after receiving recommendations from Cooke & Bieler, L.P., an investment adviser to the Company.


     The Board has two standing committees: Executive Committee and Audit Committee. The Executive Committee, composed of Messrs. Mather and Riband, meets only under unusual circumstances when the full Board cannot meet, and its authority is thereby limited. The Audit Committee is composed of Messrs. Scott, Bedell and O'Malley. This Committee is responsible principally for recommending the Company's independent accountants, reviewing the adequacy of the Company's internal accounting controls and reviewing auditing fees. During the fiscal year ended December 31, 2007, the Executive Committee met once and the Audit Committee met twice. All members of the committees attended each meeting.


     No officer or director of the Company has any employment or ownership relationship with Cooke & Bieler, L.P. or Schroder Investment Management North America, Inc., the Company's investment advisers.

The following table sets forth the dollar-value range of Common Stock of the Company beneficially owned by the directors of the Company, as of December 31, 2007:


                                                       DOLLAR RANGE OF SHARES
                                                        OWNED BENEFICIALLY(1)
                     DIRECTORS
                INTERESTED DIRECTORS
                Charles E. Mather III                       Over $100,000
                Herbert S. Riband, Jr.                     $10,001-$50,000

               INDEPENDENT DIRECTORS
                  Jonathan D. Scott                              None
                  Shaun F. O'Malley                        $10,001-$50,000
                    Peter Bedell                           $10,001-$50,000

--------------------------
(1) For purposes of this Registration Statement, beneficial ownership of shares is defined in accordance with the rules of the Securities and Exchange Commission and means generally the power to vote or dispose of the shares, regardless of any economic interest therein.

         COMPENSATION. The Company pays each Director who is not a salaried officer an annual fee and a fee for each meeting of the Board and each meeting of the Executive Committee and Audit Committee actually attended. Aggregate remuneration for all officers and directors as a group (7 persons) during the year was $216,000, including $60,000 paid to directors who were not salaried officers of the Company. The Company rented office space from Mr. Mather's employer, Mather & Co., for an annual rent of $8,657. The Board, with Mr. Mather abstaining, approved such rental payments as being in the Company's best interests.



         The aggregate compensation paid by the Company to each of its directors and each of the three highest paid executive officers who received more than $60,000 for the fiscal year ended December 31, 2007 is set forth in the table below. None of the Company's directors is a director of any other investment company in a "fund complex" with the Company (that is, an investment company held out to investors as being related to the Company and that receives investment advisory services from the Company's investment adviser or any affiliated person of the Company's investment adviser) and, therefore, the column for compensation paid by the Company and a fund complex is omitted.




                                                       Pension or Retirement
                           Aggregate Compensation    Benefit Accrued as Part of    Estimated Annual Benefits
     Name                     from the Company            Company Expenses              Upon Retirement
----------------------     ----------------------    --------------------------    -------------------------
Interested Directors

Charles E. Mather, III          $81,000 1/                       $0                           $0
                                        -
Herbert S. Riband, Jr.          $14,800                          $0                           $0


Non-Interested Directors

Jonathan D. Scott               $14,800                          $0                           $0

Shaun F. O'Malley               $14,800                          $0                           $0

Peter Bedell                    $15,600                          $0                           $0


         1/ Mr. Mather receives no compensation for serving as director of the Company.

     Code of Ethics. The Company and its investment advisers, Cooke & Bieler, L.P., and Schroder Investment Management, North America, Inc., have adopted Codes of Ethics pursuant to Rule 17j-1. The Company's Code does not prohibit the investment by persons subject to the Code in securities that may be purchased by the Company. However, any such purchase is subject to preclearance procedures. The Codes are on file with, and available to the public from the Securities and Exchange Commission.

PROXY VOTING POLICY. The following is the Proxy Voting Policy (the "Policy") of The Finance Company of Pennsylvania (the "Company"). The purpose of the Policy is to set forth the process by which the Company will vote proxies related to the assets in its investment portfolio (the "portfolio securities"). The Policy may be amended only by the Board. The Board shall review the Policy at its discretion, and make any revisions thereto as deemed appropriate.

Proxy Voting Policy. The Company's Policy is to vote all proxies for portfolio securities in a manner considered by the Board to be in the best interest of the Company and its shareholders without regard to any benefit to any other person or entities. In furtherance of this Policy, the Board may delegate the authority and responsibility to vote all proxies related to the Company's portfolio securities to one of its members (the "Designee") subject to the general oversight responsibilities of the entire Board.

The Policy of the Company is to examine each proxy proposal and vote against the proposal when, in its judgment, approval or adoption of the proposal would be expected to adversely impact the current or potential market value of the issuer's securities or the best interests of the Company's shareholders. The Company determines the best interests of its shareholders in light of the potential economic return on the Company's investment.

On occasions when the Board determines that the cost associated with the attempt to vote a particular proxy outweighs the potential benefits shareholders may derive from voting; including voting foreign proxies, the Board may decide not to attempt to vote such proxy.

Conflicts of Interest. Because the responsibility for voting all proxies related to the Company's portfolio securities is retained by the Board, the Company does not foresee any instance in which a proxy proposal would present a material conflict of interest between the Company and/or its Board and the Company's shareholders. Nevertheless, if a Designee has any relationship with a party making a proposal or there is any other matter known to such Designee that would reasonably be considered to create the potential for a material conflict of interest between such Designee and the Company's shareholders, the Designee is required to disclose such fact to the Board. If it is determined that a Designee has a material conflict of interest with respect to a given proposal, the Board will designate another member of the Board as its Designee for the purpose of voting on such proposal or will vote on such proposal in accordance with the recommendations provided by an independent unaffiliated proxy firm (e.g., Institutional Shareholder Services). In the unlikely instance that the Board determines that a proxy proposal presents a material conflict of interest between the Company and its shareholders, the Board will vote such proxies in accordance with the recommendations provided by an independent unaffiliated proxy firm.


Proxy Voting Record. The Company is required to disclose annually the Company's complete proxy voting record on Form N-PX. The Company's proxy voting record for the most recent 12 month period ended June 30th is available upon request by calling 1-215-351-4778 (you may call collect) or by writing to the Company at The Finance Company of Pennsylvania, 400 Market Street, Suite 425, Philadelphia, Pennsylvania 19106. The Company's Form N-PX will also be available on the SEC's website at www.sec.gov.


Item 13.          Control Persons and Principal Holders of Securities


                  As of April 14, 2008, the following stockholders were beneficial owners, having voting and investment power, or sharing voting and investment power, of more than 5% of the capital stock of the Company.



TITLE OF                          NAME AND ADDRESS OF BENEFICIAL OWNER                           NO. OF               PERCENT OF
CLASS                                                                                            SHARES               CLASS
--------          ----------------------------------------------------------------               ------               ----------
Common            PNC Bank, sole trustee of various trusts, 620 Liberty Ave.,                    28,936                  61.77
                  Pittsburgh, PA 15222

Common            PNC Bank, as co-trustee, custodian or adviser/agent of other                    2,590                   5.53
                  accounts, 620 Liberty Ave., Pittsburgh, PA 15222


                  While PNC Bank has the power to vote over 25% of the Company's outstanding shares and this falls within the definition of "control person," it may exercise the voting power only as a fiduciary to the many individual trusts of which it is trustee or co-trustee. Accordingly, the Company does not believe PNC Bank is actually a controlling person.


                  Management Ownership. As of 4-01-08, the aggregate amount of shares owned by the officers and directors of the Company is less than 1%.


Item 14.          Investment Advisory and Other Services

Cooke & Bieler, L.P. ("C&B"), which is located at 1700 Market Street, Suite 3222, Philadelphia, Pennsylvania, 19103, acts as an investment adviser (without investment discretion) to the Company pursuant to an investment advisory agreement dated April 29, 2005. C&B is retained to furnish reports, statistical and research services, and advise and make recommendations with respect to the Company's portfolio of equity securities and investments. C&B is a Pennsylvania limited partnership. The general partner of C&B is CBGP, LLC, a Pennsylvania limited liability company, the managers of which are Kermit Eck, John P. McNiff and Michael M. Meyer, each of whom is a limited partner of C&B. The sole member of CBGP, LLC is C&B Partner, L.P., which also is a limited partner of C&B. John
P. McNiff is the general partner of C&B Partner, L.P.


As compensation for its services, the Company pays C&B an investment advisory fee at an annual rate of fifty basis points (0.50%) (the "Fee"). The Fee is payable monthly in arrears on the last day of each month. The Fee is determined based upon the value of the assets of the Company C&B is managing at the end of the month immediately preceding the date of payment (the "Portfolio Value"). For purposes of calculating the Fee, Portfolio Value equals the market value of such assets, including cash (except as excluded below), which is computed in the same manner as that used to establish the net asset value of the Company's shares, except as noted in the following sentence. The following are excluded when calculating Portfolio Value: (a) the value of the holdings of the Company at the applicable dates in PNC Bank Corp. (formerly PNC Financial Corporation), Pennsylvania Warehousing & Safe Deposit Company, Penn Virginia Corporation, Exxon Mobil Corporation, their successors, United States Treasury Notes, the Artisan International Fund, a portfolio of Artisans Fund, Inc., Harbor International Fund, a series of Harbor Fund, the ETF shares of the Vanguard Emerging Markets Stock Index Fund, a series of Vanguard International Equity Index Funds, and fixed income securities; (b) the value of any cash being managed by C&B which exceeds three percent (3%) of the Portfolio Value at the applicable dates; (c) the value of the holdings of the Company at the applicable dates in such other companies as may be mutually agreed upon by the Company and C&B; and (d) the amount of any accrued liability for the payment of taxes on the net gains from the sales of the Company's portfolio securities. The exclusion of the holdings listed above is appropriate as they are all holdings either without any regular trading market or without an active regular market and/or with respect to each of which the officers and directors of the Company have particularly close knowledge.

                     The total dollar amount paid by the Company to C&B under the investment advisory agreement for the last three fiscal years (2005, 2006 and 2007) was $109,778, $115,788 and
                     $130,325, respectively.


                     Schroder Investment Management North America Inc. ("Schroder"), which is located at 875 Third Avenue, 22nd Floor, New York, NY 10022, acts as an investment adviser to the Company pursuant to an investment advisory agreement dated April 29, 2005. Schroder is retained to provide the Company investment research, advice and supervision and to continuously furnish a fixed income investment program for the Company's portfolio of fixed income securities and investments. Schroder is a Delaware corporation and a wholly-owned subsidiary of Schroder U.S. Holdings Inc. ("Schroder US"), which, in turn, is a wholly-owned subsidiary of Schroder International Holdings ("SIH"). SIH is a wholly-owned subsidiary of Schroder Administration Limited ("SAL"), which, in turn, is a wholly-owned subsidiary of Schroder Holdings plc. ("Schroder Holding"). Schroder Holding is a wholly-owned subsidiary of Schroders plc. ("Schroders plc."), which is a publicly-owned holding company organized under the laws of England. Approximately 47% of the voting capital of Schroders plc. is owned by the Schroder family.

                     As compensation for its services, the Company pays Schroder an investment advisory fee at an annual rate of 0.30% (30 basis points) of the value of the Company's assets entrusted to Schroder. Schroder's investment advisory fee is payable monthly in arrears on the last day of each month.


                     The total dollar amount paid by the Company to Schroder under the investment advisory agreement for the last three fiscal years (2005, 2006 and 2007) was $8,853, $14,923 and $21,926, respectively.


                     The investment advisory agreements between the Company and C&B and the Company and Schroder, each dated April 29, 2005, are scheduled to continue in effect for an initial two year term, and may be continued from year to year thereafter if approved by a majority vote of the Directors, including a majority vote of such Directors who are not interested persons of the Company or, as applicable, C&B or Schroder, cast in person at a meeting called for the purpose of voting on such approval or as otherwise required by the Investment Company Act of 1940, as amended (the "1940 Act"). Each agreement can be terminated at any time and without penalty by the investment adviser on at least 30 days' written notice and by the Company upon a vote of its Board or upon the affirmative vote of a majority of the Company's outstanding voting securities. Each agreement also will terminate automatically upon its assignment, as such term is defined in the 1940 Act.

Item 15. Portfolio Managers

                This section includes information about the Company's portfolio managers, including information about other accounts they manage, the dollar range of Company shares they own (if any) and how they are compensated.

                Cooke & Bieler, L.P.


            The following information supplements, and should be read in conjunction with, the section in the Prospectus discussing the portfolio managers of Cooke & Bieler, L.P. The following portfolio managers of Cooke & Bieler, L.P. provide advice and recommendations with respect to the Company's portfolio of equity securities and investments: Messrs. Kermit S. Eck, Michael
M. Meyer, James R. Norris, Edward W. O'Connor, R. James O'Neil, Mehul Trivedi and Daren Heitman (together, the "Portfolio Managers").



            Management of Other Accounts. As of the Company's most recent fiscal year ended December 31, 2007, each of the Portfolio Managers managed a total of six registered investment companies totaling $2.2 billion in assets. They each also managed one other pooled investment vehicle totaling $28.4 million in assets and managed 219 other accounts totaling $4.8 billion. For three of the other accounts (i.e., a non-registered investment company) totaling $478 million in assets, the investment advisory fee is based on the account's performance.


            Material Conflicts. The Portfolio Managers face inherent conflicts of interest in their day-to-day management because they manage multiple accounts. For instance, to the extent that the Portfolio Managers manage accounts with different investment strategies, they may from time to time be inclined to purchase securities, including initial public offerings, for one account but not for another account. Additionally, some of the accounts managed by Portfolio Managers have different fee structures, including performance fees, which are or have the potential to be higher or lower, in some cases significantly higher or lower, than the fees paid by the Company. This difference in fee structure may provide an incentive to the Portfolio Managers to allocate more favorable trades to the higher paying accounts.

            To minimize the effects of these inherent conflicts of interest, C&B has adopted and implemented policies and procedures, including brokerage and trade allocation policies and procedures, that it believes address the potential conflicts associated with managing portfolios for multiple clients and ensure that all clients are treated fairly and equitably. Additionally, C&B minimizes inherent conflicts of interest by assigning Portfolio Managers to accounts having similar objectives. Accordingly, security block purchases are allocated to all accounts with similar objectives in proportionate weightings.



            Compensation. As of the Company's most recent fiscal year ended December 31, 2007, the Portfolio Managers were compensated using similar compensation structures among all accounts managed. They each received a fixed cash salary and an annual bonus from a bonus pool based on the pre-tax performance of individual securities selected by the Portfolio Managers. C&B measures performance of securities against the S&P 500 Index and the Russell 1000 Value Index for the Large Cap Value strategy accounts. Bonus allocations are determined by an annual peer review process conducted by the investment team. Allocations vary depending primarily on the four year rolling investment results attributed to each individual security. The Portfolio Managers also receive a fixed deferred compensation. Partners of Cooke & Bieler receive a return proportionate to their investment based upon the firm's overall success.



            Beneficial Ownership in the Company. As of the Company's most recent fiscal year ended December 31, 2007, the Portfolio Managers did not beneficially own any securities of the Company.

                Schroder Investment Management North America Inc. ("Schroders")



The following information supplements, and should be read in conjunction with, the section in the Prospectus discussing the portfolio managers of Schroders. The following portfolio managers of Schroder are primarily responsible for making investment decisions for the Company's portfolio of fixed income securities and investments: David Baldt, Susan Beck, Ted Manges, Whitney Sweeney, Ryan Haynes and Dennis C. Darling.



Other Accounts Managed. The following table shows information regarding other accounts managed by the portfolio managers of the Company, as of December 31, 2007:



                                                            Number of           Total Assets in
                                                            Accounts where      Accounts where
                                                            Advisory Fee is     Advisory Fee is
                        Number of      Total Assets in      Based on Account    Based on Account
                        Accounts       Accounts             Performance         Performance
Registered                  3           $1,500,000,000            None                None
Investment
Companies*

Other Pooled                1           $    5,160,000            None                None
Investment Vehicles

Other Accounts            303           $3,420,000,000            None                None



*The three registered investment companies referred to in the above table are funds that invest primarily in municipal bonds.


Material Conflicts of Interest. Whenever a portfolio manager of the Company manages other accounts, potential conflicts of interest exist, including potential conflicts between the investment strategy of the Company and the investment strategy of the other accounts. For example, in certain instances, a portfolio manager may take conflicting positions in a particular security for different accounts, by selling a security for one account and continuing to hold it for another account. In addition, the fact that other accounts require the portfolio manager to devote less than all of his or her time to the Company may be seen itself to constitute a conflict with the interest of the Company.

A portfolio manager may also execute transactions for another fund or account at the direction of such fund or account that may adversely impact the value of securities held by the Company. Securities selected for funds or accounts other than the Company may outperform the securities selected for the Company. Finally, if the portfolio manager identifies a limited investment opportunity that may be suitable for more than one fund or other account, the Company may not be able to take full advantage of that opportunity due to an allocation of that opportunity across all eligible funds and accounts. Schroders' policies, however, require that portfolio managers allocate investment opportunities among accounts managed by them in an equitable manner over time.


The structure of a portfolio manager's compensation may give rise to potential conflicts of interest. A portfolio manager's base pay tends to increase with additional and more complex responsibilities that include increased assets under management, which indirectly links compensation to sales. Also, potential conflicts of interest may arise since the structure of Schroders' compensation may vary from account to account.

Schroders has adopted certain compliance procedures that are designed to address these, and other, types of conflicts. However, there is no guarantee that such procedures will detect each and every situation where a conflict arises.

Compensation. Each portfolio manager is paid in a combination of base salary and annual discretionary bonus, as well as the standard retirement, health and welfare benefits available to all Schroders employees. Base salary of Schroders employees is determined by reference to the level of responsibility inherent in the role and the experience of the incumbent, and is benchmarked annually against market data to ensure competitive salaries. Each portfolio manager's base salary is fixed and is subject to an annual review and will increase if market movements make this necessary or if there has been an increase in his or her responsibilities.


Schroders' methodology for measuring and rewarding the contribution made by portfolio managers combines quantitative measures with qualitative measures. Each portfolio manager is compensated in a combination of base salary and annual bonus, as well as the standard retirement, health and welfare benefits available to all Schroders employees. Base salary of Schroders employees is determined by reference to the level of responsibility inherent in the role and the experience of the incumbent, is benchmarked annually against market data to ensure competitive salaries, and is paid in cash. The portfolio managers' base salary is fixed and is subject to an annual review and will increase if market movements make this necessary or if there has been an increase in responsibilities.



Each portfolio manager's bonus is based in part on performance. Bonuses for portfolio managers may be comprised of an agreed contractual floor, a revenue component and/or a discretionary component. Any discretionary bonus is determined by a number of factors. At a macro level the total amount available to spend is a function of the compensation to revenue ratio achieved by Schroders globally. Schroders then assesses the performance of the division and of a management team to determine the share of the aggregate bonus pool that is spent in each area. This focus on "team" maintains consistency and minimizes internal competition that may be detrimental to the interests of Schroders clients. For each team, Schroders assesses the performance of their funds relative to competitors and to relevant benchmarks, which may be internally- and/or externally-based, over one and/or three year periods, the level of funds under management and the level of performance fees generated. Performance is evaluated for each quarter, year and since inception of the Fund. The portfolio managers' compensation for other accounts they manage may be based upon such accounts' performance.



For those employees receiving significant bonuses, a part may be deferred in the form of Schroders plc stock. These employees may also receive part of the deferred award in the form of notional cash investments in a range of Schroders funds. These deferrals vest over a period of three years and are designed to ensure that the interests of the employees are aligned with those of the shareholders of Schroders.



For the purpose of determining the portfolio managers' bonuses, the relevant external benchmark for performance comparison include the Lehman Aggregate Bond Index for Messrs. Baldt, Manges, Haynes and Darling and Mses. Beck and Sweeney as portfolio managers to the Company.



Beneficial Ownership in the Company. As of the Company's most recent fiscal year ended December 31, 2007, the portfolio managers did not beneficially own any securities of the Company.


Item 16.             Brokerage Allocation and Other Practices

                     The Company's investment advisers are responsible for implementing decisions for the purchase and sale of portfolio securities, including the negotiation of commissions and the allocation of principal business and portfolio brokerage. Purchases and sales of securities on a stock exchange or certain riskless principal transactions placed on NASDAQ are typically effected through brokers who charge a commission for their services. Purchases and sales of fixed income securities may be transacted with the issuer, the issuer's underwriter, or a dealer. The Company does not usually pay brokerage commissions on purchases and sales of fixed income securities, although the price of the securities generally includes compensation, in the form of a spread or a mark-up or mark-down, which is not disclosed separately. The prices the Company pays to underwriters of newly-issued securities usually include a commission paid by the issuer to the underwriter. Transactions placed through dealers who are serving as primary market makers reflect the spread between the bid and asked prices.


                     During the past year the Company engaged in a number of brokerage transactions in the ordinary course of business with respect to its investments. Brokerage commissions in connection with the purchase and sale of securities for the Company's portfolio during the years 2005, 2006 and 2007 amounts to $11,195, $15,383 and $10,095 respectively. Although Cooke & Bieler, L.P. may not use commissions paid on Company portfolio transactions to obtain brokerage or research services, Cooke & Bieler has advised the Company that certain brokers who receive commissions from the Company make statistical and research services available to Cooke & Bieler. Such services consist of items such as basic reports on specific companies, quarterly updates on specific companies, statistical analyses of a specific industry, reports on the outlook for a particular industry, economic analyses of the domestic and foreign economies and analyses of standard portfolios (for example, diversification and beta factors) and reports of economic statistics. To the extent that they have value, these services may benefit not only the Company but also Cooke & Bieler and its other clients. However, the expenses of the Company will not necessarily be reduced as a result of the receipt of such services. The Company has been further advised that it is the policy of Cooke & Bieler to recommend for transactions of the Company those brokers who in its judgment will provide the best price and execution. In reaching its decision, Cooke & Bieler considers such factors as the rate of commission to be paid by the Company with rates paid by other institutional investors, the price of the security, the size, type and difficulty of the transaction and the brokers' general execution and operational facilities. Consistent with the overall policy of obtaining the best price and execution, the Company may from time to time pay brokerage commissions in excess of those which another broker might have charged in effecting the same transaction in recognition of the value of research services provided by the broker.



Item 17.          Capital Stock and Other Securities

                  The only class of capital stock authorized by the Company is Common Stock.



                  The following information applies to the common stock:

                  (1) Dividend rights: each share has equal dividend rights, such rights to be determined by the Board of Directors.

                  (2) Voting rights: one vote per share, cumulative voting for election of directors.

                  (3) Liquidation rights: each share has equal liquidation rights, pro rata, after payment of all liabilities.

                  (4) Preemptive rights: holders shall have preemptive rights in any issue for cash.

                  (5)      Conversion rights: none.

                  (6) Redemption provisions: See Items 6 of Part A and 18 of Part B.

                  (7)      Sinking fund provisions: none.

                  (8)      Liability to further calls or assessment: none.

Item 18.          Purchase, Redemption, and Pricing of Shares

                  The redemption price for shares upon written request will be the net asset value per share as next computed after receipt of such request in good order by the Company. Payment for shares redeemed will be made typically within several days after receipt, if in good order, but no later than seven days after the valuation date.

                  Shares are generally redeemed for cash, but under certain circumstances may be redeemed in kind. In either event, the redemption will be a taxable event to a shareholder, and thus could result in a capital gain, capital loss, or, in certain cases, ordinary income to the shareholder. Shareholders are urged to consult their tax advisors as to the tax consequences of the redemption in their particular circumstances.

                  The Company may follow the practice of distributing selected appreciated securities to meet redemptions of certain shareholders and may, within certain limits, use the selection of securities distributed to meet such redemptions as a tax efficient management tool. By distributing appreciated securities the Company can reduce its position in such securities without realizing capital gains. Since the Company does not distribute its shares, the distribution of portfolio securities also enables the Company to avoid the forced sales of securities to raise cash for meeting redemptions. The Company has adopted a policy of meeting shareholder redemptions in part through the distribution of readily marketable securities. A redeeming shareholder of the Company who received securities would incur no more or less taxable income than if the redemption had been paid in cash.

                     The Company will only distribute readily marketable securities, which would be valued pursuant to the Company's valuation procedures. However, a shareholder will incur brokerage charges and other costs and may be exposed to market risk in selling the distributed securities.

                     The net asset value per share is computed by dividing the total value of the assets of the Company, less its liabilities, by the total number of outstanding shares. Computations are made in accordance with generally accepted accounting principles, valuing each listed security at its last sale price on the day on which the determination is made, or if no price is available, the latest bid price is used. Securities traded over-the-counter are valued at the mean of the latest available bid and asked prices. Securities for which quotations are not readily available, restricted securities and other assets are valued at fair value as determined in good faith by the Board of Directors. Securities listed on the NASDAQ National Market System are valued in accordance with the NASDAQ official closing price.

Item 19.             Taxation of the Fund

                     The Company has elected to be taxed as a regulated investment company meeting the requirements of the Internal Revenue Code. As such, the Company has adopted the policy of paying out in dividends each year substantially all net investment income. Consistent with existing policy, the Company pays the applicable Federal capital gains tax for shareholders and retains the net balance for reinvestment, except to the extent that such gains are considered to have been distributed to redeeming shareholders. Each year the Company advises its stockholders of the amount of capital gains taxes paid which is attributable to them, and they may claim a credit for this amount on their federal income tax returns.

Item 20.             Underwriters -  NOT APPLICABLE.

Item 21.             Calculation of Performance Data

                     The Company does not advertise performance data.



Item 22. Financial Statements - The required financial statements are included in a separate section following this item.

                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of The Finance Company of Pennsylvania

     We have audited the accompanying statement of assets and liabilities of The Finance Company of Pennsylvania (the "Company"), including the portfolio of investments, as of December 31, 2007, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the condensed financial information for each of the five years in the period then ended. These financial statements and the condensed financial information are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and condensed financial information based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the condensed financial information are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned at December 31, 2007, by correspondence with the custodian and brokers. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements and condensed financial information referred to above present fairly, in all material respects, the financial position of The Finance Company of Pennsylvania as of December 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the condensed financial information for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania

February 22, 2008

                       STATEMENT OF ASSETS AND LIABILITIES

                                DECEMBER 31, 2007


                              ASSETS

INVESTMENTS -- AT FAIR VALUE (NOTE 1):
     SHORT TERM INVESTMENTS (IDENTIFIED COST
          $1,698,058)...............................  $ 1,698,058
     U.S. AGENCY SECURITIES & BONDS (IDENTIFIED COST
          $6,022,074)...............................    6,088,029
     COMMON STOCKS & MUTUAL FUNDS (IDENTIFIED COST
          $18,755,713)..............................   58,372,555
INVESTMENTS AT FAIR-VALUE-AFFILIATED (NOTE 2):
     COMMON STOCKS & MUTUAL FUNDS (IDENTIFIED COST
          $71,399)..................................    2,736,216
                                                      -----------
               TOTAL INVESTMENTS....................   68,894,858
CASH................................................       10,409
ACCRUED INTEREST AND DIVIDENDS RECEIVABLE...........      181,825
DUE FROM ADVISOR....................................       26,485
PREPAID INSURANCE...................................       22,051
OTHER ASSETS........................................        7,140
                                                      -----------

               TOTAL................................   69,142,768
                                                      -----------


                           LIABILITIES


COVERED CALL OPTIONS WRITTEN AT FAIR VALUE (PREMIUM
  REC'D $26,840)....................................       12,850
DIVIDENDS PAYABLE...................................    1,797,377
INVESTMENT ADVISORY FEES PAYABLE....................       15,687
ACCRUED EXPENSES AND TAXES (NOTE 1).................      328,524
                                                      -----------
               TOTAL................................    2,154,438
                                                      -----------
                             NET ASSETS               $66,988,330
                                                      ===========

                     COMPONENTS OF NET ASSETS
PAID-IN CAPITAL                                       $19,447,880
ACCUMULATED UNDISTRIBUTED NET INVESTMENT INCOME.....           91
NET ACCUMULATED REALIZED GAIN ON INVESTMENTS AND
     WRITTEN OPTIONS................................    5,178,755
NET UNREALIZED APPRECIATION ON INVESTMENTS AND
     WRITTEN OPTIONS................................   42,361,604
                                                      -----------
NET ASSETS (WITH INVESTMENTS AT FAIR VALUE)
     EQUIVALENT TO $1,414.84 PER SHARE ON SHARES OF
     47,347 $10 PAR VALUE CAPITAL STOCK OUTSTANDING
     AT DECEMBER 31, 2007 (AUTHORIZED 232,000
     SHARES)........................................  $66,988,330
                                                      ===========


                        SEE NOTES TO FINANCIAL STATEMENTS

                            PORTFOLIO OF INVESTMENTS

                                DECEMBER 31, 2007

                         SHORT TERM SECURITIES -- 2.46%


  Number                                           Identified   Fair Value
of shares                                             Cost       (Note 1)
---------                                          ----------   ----------
  480,365   BLACKROCK FED FUND #30..............   $  480,365   $  480,365
   41,779   BLACKROCK FED. SEC. FUND #11........       41,779       41,779
1,168,880   PNC MONEY MARKET FUND...............    1,168,880    1,168,880
    7,034   VANGUARD MONEY MARKET FUND..........        7,034        7,034
                                                   ----------   ----------
                      TOTAL.....................   $1,698,058   $1,698,058
                                                   ----------   ----------




                    U.S. AGENCY SECURITIES AND BONDS -- 8.84%


Principal
  Amount
---------
  50,000    U.S. FEDERAL FARM CREDIT BANK 3.55%
                 DUE 4/7/2009...................       48,989       49,924
  25,000    U.S. FEDERAL HOME LOAN BANK BOND
                 3.49% DUE 4/15/2009............       24,472       24,943
  20,000    U.S. FEDERAL HOME LOAN BANK BOND
                 4.1% DUE 11/2/2009.............       19,614       20,008
  50,000    U.S. FEDERAL HOME LOAN BANK BOND
                 4.375% DUE 3/9/2010............       49,034       50,025
 178,572    U.S. FEDERAL HOME LOAN BANK BOND
                 5.08% DUE 11/26/2012...........      175,635      178,661
  60,000    U.S. FEDERAL HOME LOAN MORTGAGE 4%
                 DUE 10/7/2009..................       58,786       60,060
  60,000    U.S. FEDERAL HOME LOAN MORTGAGE 4%
                 DUE 6/3/2011...................       57,686       59,640
 150,000    U.S. FEDERAL HOME LOAN BANK BOND 5%
                 DUE 1/29/2014..................      142,728      149,985
  40,000    U.S. FEDERAL HOME LOAN BANK BOND 5%
                 DUE 2/25/2014..................       38,024       39,996
  69,000    U.S. FEDERAL HOME LOAN BANK BOND 5%
                 DUE 10/15/2014.................       65,443       69,000
  50,000    U.S. FEDERAL NAT'L MORTGAGE ASSN.
                 3.4% DUE 3/24/2009.............       48,927       49,835
  50,000    U.S. FEDERAL NAT'L MORTGAGE ASSN.
                 4.5% DUE 12/30/2009............       49,287       50,220

                        SEE NOTES TO FINANCIAL STATEMENTS

                            PORTFOLIO OF INVESTMENTS

                                DECEMBER 31, 2007

                 U.S. AGENCY SECURITIES AND BONDS -- CONTINUED

Principal                                          Identified   Fair Value
  Amount                                              Cost       (Note 1)
---------                                          ----------   ----------
  65,000    U.S. FEDERAL NAT'L MORTGAGE ASSN.
                 4.5% DUE 9/26/2011.............   $   63,315   $   65,013
  60,000    U.S. FEDERAL HOME LOAN BANK BOND 5%
                 DUE 9/26/2014..................       56,774       59,994
 272,000    U.S. FEDERAL HOME LOAN MORTGAGE 6%
                 DUE 7/1/2019...................      278,656      276,678
 557,596    U.S. FEDERAL HOME LOAN MORTGAGE
                 VARIABLE RATE DUE 8/1/2019.....      564,968      567,186
  25,000    ADDISON ALTON ZERO-A DUE
                 11/15/2011.....................       20,373       20,745
  85,000    CUYAHOGA CNTY OH ECO DEV
                 7.35% DUE 6/1/2012.............       89,433       91,511
  35,000    CUYAHOGA CNTY OH ECO DEV 8.625% DUE
                 6/1/2022.......................       42,173       43,305
  95,000    DALLAS FT.WORTH ARPT
                 6.6% DUE 11/1/2012.............      101,084      101,574
  30,000    EAST BATON ROUGE LA MTG FIN
                 ZERO CPN DUE 9/10/2014.........       21,092       21,366
 270,000    FULTON CTY GA DEVEL. AUTH
                 5.75% DUE 3/1/2014.............      274,365      274,158
 225,000    GLENDALE WIS CMNTY DEV AUTH 4.9% DUE
                 10/1/2011......................      225,000      226,260
  90,000    LOS ALAMOS
                 5.15% DUE 7/1/2012.............       90,536       92,106
 275,000    MACHESNEY PARK III
                 4.88% DUE 12/1/2010............      275,000      276,017
 300,000    MASSACHUSETTS ST. HSG. 5.962% DUE
                 6/1/2017.......................      300,000      318,930
 300,000    VERIZON NEW JERSEY
                 8% DUE 6/1/2022................      356,962      347,820
  70,000    NJ ECONOMIC DEV. AUTHORITY
                 5.178% DUE 11/1/2015,..........       70,000       71,680
 150,000    CITY OF NORTH LITTLE ROCK AR
                 VARIABLE DUE 07/20/2014,.......      105,818      103,980

                        SEE NOTES TO FINANCIAL STATEMENTS

                            PORTFOLIO OF INVESTMENTS

                                DECEMBER 31, 2007

                 U.S. AGENCY SECURITIES AND BONDS -- CONCLUDED

Principal                                          Identified   Fair Value
  Amount                                              Cost       (Note 1)
---------                                          ----------   ----------
 245,000    OHIO HSG. AGY. MTG. 5.57% DUE
                 9/1/2038.......................   $  241,910   $  245,515
 300,000    OHIO HSG. AGY. MTG. 5.57% DUE
                 9/1/2038.......................      300,000      299,190
 340,000    PEORIA III SCHOOL DISTR. ZERO CPN
                 DUE 1/1/2011...................      298,223      299,710
 150,000    ROGERS COUNTY OK HSG ZERO CPN DUE
                 07/15/2014.....................      106,312      108,135
 100,000    SPARKS REGL. MED CTR
                 6.65% DUE 6/15/2012............      100,816      103,050
 365,000    TEXAS ST VETS HSG
                 7% DUE 12/01/2010..............      387,045      382,192
 320,000    UNIVERSITY OKLAHOMA
                 5.6% DUE 7/1/2020..............      320,188      327,392
 250,000    UTAH HSG. CORP.SGL. FAM. MTG.
                 4.78% DUE 7/1/2015.............      246,865      250,825
 300,000    YORBA LINDA CA REDEV AGY
                 5.25% DUE 09/01/2015...........      306,541      311,400
                                                   ----------   ----------
                                                   $6,022,074   $6,088,029
                                                   ==========   ==========


                        SEE NOTES TO FINANCIAL STATEMENTS

                            PORTFOLIO OF INVESTMENTS

                                DECEMBER 31, 2007

                       COMMON STOCKS & MUTUAL FUNDS 88.70%


 Number
   of                                            Identified    Fair Value
 Shares                                             Cost        (Note 1)
 ------                                         -----------   -----------
          PETROLEUM AND MINING -- 17.15%
116,806   EXXON MOBIL CORP. .................   $   154,159   $10,943,554
 20,000   PENN VIRGINIA CORP. ...............         2,292       872,600
                                                -----------   -----------
                    TOTAL....................       156,451    11,816,154
                                                -----------   -----------

          BANKING, INSURANCE AND FINANCIAL
          HOLDING COMPANIES -- 27.19%
262,408   PNC FINANCIAL SERVICES GROUP INC...       158,580    17,227,085
 20,000   MARSH & MCLENNAN COMPANIES INC. ...       262,439       529,400
 12,000   STATE STREET CORP. ................        88,500       974,400
                                                -----------   -----------
                    TOTAL....................       509,519    18,730,885
                                                -----------   -----------

          MANUFACTURING AND DIVERSIFIED -- 24.19%
 10,700   AMERICAN EXPRESS CO. ..............       560,947       556,614
  9,600   ANHEUSER-BUSCH COS.................       453,085       502,464
  7,100   AVERY DENNISON.....................       409,673       377,294
  9,500   BEMIS COMPANY......................       274,932       260,110
    200   BERKSHIRE HATHAWAY B*..............       449,324       947,200
 11,500   CARNIVAL CORP. ....................       513,537       511,635
 11,100   COLGATE PALMOLIVE CO. .............       611,145       865,356
 21,900   DELL, INC.*........................       587,201       536,769
 10,800   DIEBOLD INC. ......................       545,044       312,984
  9,800   DOVER CORP. .......................        96,383       451,682
 18,000   DOW CHEMICAL CO. ..................       116,337       709,560
 11,000   EMERSON ELECTRIC CO. ..............        83,724       623,260
  7,000   GANNETT INC. ......................       428,659       273,000
 17,500   GENERAL ELECTRIC CO. ..............       597,934       648,725
 32,300   HARTE HANKS INC. ..................       587,194       558,790
 16,700   HASBRO INC. .......................       201,235       427,186
  9,100   ILLINOIS TOOL WORKS................       472,223       487,214
 10,000   INT'L BUSINESS MACHINES CORP. .....       256,675     1,081,000
  7,900   INT'L SPEEDWAY CORP. ..............       357,535       325,322
 13,500   JONES APPAREL GROUP................       390,521       215,865

                        SEE NOTES TO FINANCIAL STATEMENTS

                            PORTFOLIO OF INVESTMENTS

                                DECEMBER 31, 2007

                    COMMON STOCKS & MUTUAL FUNDS -- CONTINUED

 Number
   of                                            Identified    Fair Value
 Shares                                             Cost        (Note 1)
 ------                                         -----------   -----------
 11,800   KIMBERLY-CLARK CORP. ..............   $   563,144   $   818,212
 22,000   MICROSOFT CORP. ...................       681,340       783,200
 21,700   MOLEX INC. CLASS A.................       556,122       570,059
 10,000   PALL CORPORATION...................       204,640       403,200
 24,000   PITNEY BOWES INC. .................       750,286       912,960
 15,400   QUEST DIAGNOSTICS INC. ............       804,296       814,660
  6,250   SPECTRA ENERGY CORP. ..............        94,123       161,375
 32,000   STEELCASE INC. CLASS A.............       386,240       507,840
  4,775   TYCO ELECTRONICS...................       164,112       177,296
  8,100   TYCO INT'L LTD. ...................       359,232       321,165
 11,000   WALMART STORES INC. ...............       520,547       522,830
                                                -----------   -----------
                    TOTAL....................    13,077,390    16,664,827
                                                -----------   -----------

          DRUGS AND PHARMACEUTICALS -- 3.23%
  7,500   BECTON DICKINSON & CO. ............       210,697       626,850
 12,600   JOHNSON AND JOHNSON................        69,355       840,420
 13,000   MERCK & CO. INC. ..................       138,569       755,430
                                                -----------   -----------
                                                    418,621     2,222,700
                                                -----------   -----------

          ADVERTISING & COMMUNICATIONS -- 2.66%
 20,000   VERIZON COMMUNICATIONS INC. .......       171,357       873,800
 25,812   VODAPHONE GROUP PLC................       689,960       963,304
                                                -----------   -----------
                                                    861,317     1,837,104
                                                -----------   -----------

          FOOD/RETAIL MERCHANDISING -- 3.57%
 18,000   COCA COLA CO. .....................        21,581     1,104,660
 15,000   FAMILY DOLLAR......................       425,842       288,450
 18,100   MCDONALDS CORP. ...................       245,966     1,066,271
                                                -----------   -----------
                                                    693,389     2,459,381
                                                -----------   -----------

          ENERGY -- 0.37%
 12,500   DUKE ENERGY CORP. .................       130,568       252,125
                                                -----------   -----------

                        SEE NOTES TO FINANCIAL STATEMENTS

                            PORTFOLIO OF INVESTMENTS

                                DECEMBER 31, 2007

                    COMMON STOCKS & MUTUAL FUNDS -- CONCLUDED

 Number
   of                                            Identified    Fair Value
 Shares                                             Cost        (Note 1)
 ------                                         -----------   -----------

          INTERNATIONAL -- 6.37%
 61,454   ARTISAN INTERNATIONAL FUNDS........   $ 1,300,000   $ 1,836,249
 32,067   HARBOR INTERNATIONAL FUNDS.........     1,340,000     2,288,312
  2,539   VANGUARD EMERGING MKTS. ETF........       268,458       264,818
                                                -----------   -----------
                                                  2,908,458     4,389,379
                                                -----------   -----------

          DIVERSIFIED HOLDING -- 3.97%
    732   PENNSYLVANIA WAREHOUSING AND SAFE
               DEPOSIT COMPANY (NOTE 2)......        71,399     2,736,216
                                                -----------   -----------
                    TOTAL COMMON STOCKS......    18,827,112    61,108,770
                                                -----------   -----------
                    TOTAL INVESTMENTS........   $26,547,244   $68,894,858
                                                ===========   ===========


* Non-income producing.

                        SEE NOTES TO FINANCIAL STATEMENTS

                             STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2007

INVESTMENT INCOME:
     INCOME:
          DIVIDENDS.......................................   $1,542,466
          DIVIDENDS FROM AFFILIATES (NOTE 2)..............      131,760
          INTEREST........................................      334,516
                                                             ----------
               TOTAL INCOME...............................    2,008,742
     EXPENSES:
          AUDITING & ACCOUNTING..............  $   157,362
          COMPENSATION.......................      156,000
          COMPLIANCE FEES....................       49,189
          CUSTODIAN..........................       26,710
          DIRECTORS' FEES....................       60,000
          INSURANCE..........................       26,731
          INVESTMENT ADVISORY FEES (NOTE 8)..      152,251
          LEGAL..............................       44,602
          TAXES OTHER THAN INCOME TAXES......       79,852
          OTHER OFFICE AND ADMINISTRATIVE....       53,600
                                               -----------
               TOTAL EXPENSES.............................      806,297
                                                             ----------
               REIMBURSED EXPENSES........................      (26,485)
                                                             ----------
               TOTAL NET EXPENSES.........................      779,812
                                                             ----------
     NET INVESTMENT INCOME................................    1,228,930
                                                             ----------

REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
     REALIZED GAINS FROM INVESTMENT
          TRANSACTIONS (EXCLUDING SHORT-TERM
          INVESTMENTS):
          PROCEEDS FROM SALES................   12,269,827
          COST OF SECURITIES SOLD............   10,626,143
                                               -----------
               NET REALIZED GAINS FROM INVESTMENT
                 TRANSACTIONS.............................    1,643,684
     REALIZED GAINS FROM:
          DISTRIBUTIONS FROM OTHER INVESTMENT COMPANIES...      371,602
          WRITTEN OPTIONS.................................       56,349
          IN-KIND TRANSFERS (NOTE 1)......................      512,321
                                                             ----------
               TOTAL NET REALIZED GAINS...................    2,583,956
                                                             ----------
     UNREALIZED APPRECIATION OF INVESTMENTS-UNAFFILIATED
          AT JANUARY 1, 2007.................   40,174,457
          AT DECEMBER 31, 2007...............   39,682,797
                                               -----------
     DECREASE IN NET UNREALIZED APPRECIATION-
       UNAFFILIATED.......................................     (491,660)
     UNREALIZED APPRECIATION OF INVESTMENTS-AFFILIATED
          AT JANUARY 1, 2007.................  $ 2,639,197
          AT DECEMBER 31, 2007...............    2,664,817
                                               -----------
     INCREASE IN NET UNREALIZED APPRECIATION-AFFILIATED...       25,620
     INCREASE IN NET UNREALIZED APPRECIATION ON WRITTEN
       OPTIONS............................................       13,990
     DECREASE IN NET UNREALIZED APPRECIATION..............     (452,050)
                                                             ----------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS...........    2,131,906
CAPITAL GAINS TAX PAYABLE ON BEHALF OF SHAREHOLDERS (NOTE
  1)......................................................     (345,879)
                                                             ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS......   $3,014,957
                                                             ==========



                        SEE NOTES TO FINANCIAL STATEMENTS

                       STATEMENT OF CHANGES IN NET ASSETS

                    FOR THE YEARS ENDED DECEMBER 31, 2007 AND
                                DECEMBER 31, 2006


                                                2007          2006
                                            -----------   -----------
INCREASE (DECREASE) IN NET ASSETS FROM:
  OPERATIONS:
     NET INVESTMENT INCOME................  $ 1,228,930   $ 1,312,080
     NET REALIZED GAIN ON INVESTMENTS.....    2,583,956     6,777,014
     INCREASE (DECREASE) IN NET UNREALIZED
       APPRECIATION ON INVESTMENTS........     (452,050)    4,269,009
     CAPITAL GAINS TAX PAYABLE ON BEHALF
       OF SHAREHOLDERS (NOTE 1)...........     (345,879)   (1,900,551)
                                            -----------   -----------
     NET INCREASE (DECREASE) IN NET ASSETS
       RESULTING FROM OPERATIONS..........    3,014,957    10,457,552
     UNDISTRIBUTED INVESTMENT INCOME
       INCLUDED IN PRICE OF SHARES
       REDEEMED...........................      (14,956)      (11,227)
     REALIZED GAIN FROM SECURITY
       TRANSACTIONS INCLUDED IN PRICE OF
       SHARES REDEEMED....................       (6,042)      (47,249)
     DIVIDENDS TO SHAREHOLDERS FROM NET
       INVESTMENT INCOME..................   (1,213,883)   (1,301,172)
     DIVIDENDS TO SHAREHOLDERS FROM SHORT-
       TERM CAPITAL GAINS.................   (1,077,365)     (805,916)
CAPITAL SHARE TRANSACTIONS:
     (EXCLUSIVE OF AMOUNTS ALLOCATED TO
       INVESTMENT INCOME AND NET REALIZED
       GAIN FROM SECURITY TRANSACTIONS)
       (NOTE 1):
          COST OF SHARES OF CAPITAL STOCK
            REDEEMED......................     (672,761)     (938,756)
                                            -----------   -----------
     TOTAL INCREASE IN NET ASSETS.........       29,950     7,353,232
NET ASSETS:
     BEGINNING OF YEAR....................   66,958,380    59,605,148
                                            -----------   -----------
     END OF YEAR [INCLUDING UNDISTRIBUTED
       NET INVESTMENT
       INCOME/(DISTRIBUTIONS IN EXCESS) OF
       $91 AND ($270,242) RESPECTIVELY]...  $66,988,330   $66,958,380
                                            ===========   ===========



                        SEE NOTES TO FINANCIAL STATEMENTS

                          NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1. SIGNIFICANT ACCOUNTING POLICIES
     The Company is registered under the Investment Company Act of 1940, as amended, as a regulated open-end investment company. On April 21, 1964, the stockholders approved amendments to the Articles of Incorporation whereby, since that date, the Company has held itself ready to redeem any of its outstanding shares at net asset value. Net asset value for redemptions is determined at the close of business on the day of formal tender of shares or the next day on which the New York Stock Exchange is open. Transactions in capital stock were as follows:

                                                Number         Aggregate
                                              of Shares          Amount
                                              ---------        ---------


Shares redeemed:

     Year Ended December 31, 2007..........      469            $693,759

     Year Ended December 31, 2006..........      748            $997,231


     During 2007, the Company distributed portfolio securities with a fair value of $516,604 and a cost of $4,283. The related gain of $512,321 has been disclosed in the Company's Statement of Operations.

     The following is a summary of significant accounting policies consistently followed by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

Portfolio Valuation
     Investments are valued using published bid quotes as of December 31, 2007. Costs used to determine realized gain or loss from securities transactions are those of the specific securities sold. Investments in non-marketable securities are valued at fair value as determined by the Board of Directors (see Note 2).

Federal Income Taxes
     No provision has been made for Federal income taxes other than capital gains tax because the Company has elected to be taxed as a regulated investment company meeting certain requirements of the Internal Revenue Code. As such, the Company is paying the applicable Federal capital gains tax for shareholders and retaining the net balance for reinvestment, except to the extent that such gains are considered to have been distributed to redeeming shareholders.

Equalization
     The Company follows the accounting practices known as "equalization" by which a portion of the costs of redemption of capital shares equivalent to the amount, on a per share basis, of distributable investment income on the date of the transaction is charged to the undistributed income, so that undistributed income per share is unaffected by Company shares redeemed. Similarly, on redemptions, a pro rata portion of realized capital gains is charged against undistributed realized gains.

Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. The Company's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

Bond Maturity Dates
     Bonds in the portfolio of investments with a call or reset feature will have an effective maturity date earlier than the stated maturity. For such bonds, the stated maturity date is listed first and the call or reset date, if any, is listed second.

Investing in Government Sponsored Agency Securities
     The Company may invest in securities issued by the Federal Home Loan Banks ("FHLB's") and similar United States Government sponsored entities. FHLB's and other similar sponsored entities, although chartered and sponsored by U.S. Congress, are not funded by congressional appropriations and the debt and mortgage-backed securities issued by FHLB's are neither guaranteed nor insured by the United States Government.

Other
     As is common in the industry, security transactions are accounted for on the trade date. Dividend income and distributions to shareholders are recorded on the ex-dividend date.

2. NON-MARKETABLE SECURITY OF AFFILIATE
     There is no ready market for the below listed security. Fair value is established by the Board of Directors of The Finance Company of Pennsylvania.

     The Pennsylvania Warehousing and Safe Deposit Company is defined as an affiliate under the Investment Company Act of 1940 in that the Company owns 5% or more of the outstanding voting securities of such company. Further, if at the time of public sale of any of these shares the Company would be deemed a "control person," it would be necessary to register such shares under the Securities Act of 1933 prior to their sale.

                                                                    For the
                                                                  Year Ended
                                   December 31, 2007             December 31,
                          -----------------------------------        2007
                          Percent    Identified       Fair         Dividend
Shares                     Owned        Cost          Value         Income
------                    -------    ----------    ----------    ------------
732       Pennsylvania
          Warehousing
          and Safe
          Deposit
          Company          16.94%      $71,399     $2,808,684      $131,760
                           ======      =======     ==========      ========




3. COVERED CALLS WRITTEN

     The Company may write covered call options as a means of increasing the yield on its assets and as a means of providing limited protection against decreases in its market value. When the Company sells an option, if the underlying securities do not increase or decrease to a price level that would make the exercise of the option profitable to the holder thereof, the option generally will expire without being exercised, and the Company will realize as profit the premium received for such option. When a call option written by the Company is exercised, the Company will be required to sell the underlying securities to the option holder at the strike price, and will not participate in any increase in the price of such securities above the strike price.

     At December 31, 2007, the Company has written covered calls as follows:



                      Expiration   Exercise    Premium   Number of     Fair
Common Stock             Date        Price    Received   Contracts    Value
------------          ----------   --------   --------   ---------    -----
Int'l Business
  Machines Corp.....   4/19/2008    $125.00    $17,400     2,500     $ 3,250
McDonalds Corp......   3/22/2008    $ 60.00    $ 9,440     4,000       9,600
                                               -------               -------
                                               $26,840               $12,850
                                               =======               =======


     Transactions in written covered calls for the year ended December 31, 2007 were as follow:


                                               Contracts   Premium
                                               ---------   -------
Outstanding at December 31, 2006.............        --         --
Covered calls written during the period......    34,200    138,320
Covered calls exercised during the period....    (7,700)   (55,131)
Covered calls expired during the period......   (20,000)   (56,349)
Covered calls closed during the period.......        --         --
                                                -------    -------
Outstanding at December 31, 2007.............     6,500     26,840
                                                =======    =======



4. PURCHASES AND SALES OF SECURITIES
     The aggregate cost of securities purchased, the proceeds from sales and maturities of investments, and the cost of securities sold for the year ended December 31, 2007 were:


                               Historical
                                Cost of     Proceeds from       Cost of
                              Investments     Sales and     Securities Sold
                               Purchased      Maturities      and Matured
                              -----------   -------------   ---------------
Common stocks and mutual
  funds.....................  $ 8,840,322    $ 8,732,119      $ 7,060,082
U.S. Agency Securities......    1,995,914      2,588,418        2,611,284
Bonds.......................    2,054,604        949,290          954,777
Short-term securities.......    4,194,720      6,680,455        6,680,455
                              -----------    -----------      -----------
     Total..................  $17,085,560    $18,950,282      $17,306,598
                              ===========    ===========      ===========




     The amounts above do not include the market value and cost of shares distributed in connection with redemptions. During 2007, the company distributed common stocks with value of $516,604 and cost of $4,283.

5. DISTRIBUTIONS TO SHAREHOLDERS
     The Company hereby designates 62.93% of dividends from ordinary income declared for the year ended December 31, 2007 as qualified dividend income.

     Ordinary income and short term capital gain distributions are determined in accordance with Federal tax regulations, which may differ from accounting principles generally accepted in the United States of America.

     The tax character of dividends and distributions declared by the Company was as follows:


                                    For the Year           For the Year
                                       Ended                  Ended
                                 December 31, 2007      December 31, 2006
                                 -----------------      -----------------
Distributions paid from
  Ordinary Income.............       $2,291,248             $2,107,088



6. TAX MATTERS
     For U.S. federal income purposes, the cost of securities owned, gross unrealized appreciation, gross unrealized depreciation and net unrealized appreciation/(depreciation) of investments at December 31, 2007 was as follows:


                   Gross           Gross       Net Unrealized
                Unrealized      Unrealized      Appreciation/
Cost           Appreciation    Depreciation    (Depreciation)
----           ------------    ------------    --------------
$26,547,244     $43,272,401      $924,787        $42,347,614



     The following permanent differences as of December 31, 2007, attributable to differences between financial reporting and tax accounting, were reclassified to the following accounts:


                             Increase in
  Decrease in               undistributed
Paid-In Capital           Investment Income
---------------           -----------------
   ($270,242)                  $270,242



     At December 31, 2007, there were no differences in the components of undistributable earnings on the tax basis as compared to the book basis.

7. LEASE

     The Company rents office space under a lease which expired in January 2008. The lessor company's president is an officer and director of the Company. Minimum annual rental for this space was $8,657. The Company currently lease office space from an affiliate and has not yet entered into a formal lease agreement.


8. OTHER INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2007
     Directors of the Company, who are not also employees, are paid a fee for attendance at meetings of the Board of Directors and its committees. Compensation of officers amounted to $156,000.

     Investment advisory fees payable monthly to Cooke & Bieler, L.P., are based on the monthly closing portfolio value, less the value of certain investments at an annual rate of .5 of 1%. Cooke & Bieler, L.P. earned $130,325 for their services during the year ended December 31, 2007.


     Investment advisory fees payable monthly to Schroder Investment Management North America Inc. are based on the monthly closing bond portfolio value at an annual rate of .3 of 1%. Schroder Investment Management North America Inc. earned $21,926 for their services during the year ended December 31, 2007.


     Cooke & Bieler, LLP has agreed to reimburse the Company in the amount of $26,485 for additional legal fees incurred by the Company to approve a new investment advisory agreement as discussed in Note 11. This amount is reflected on the Statement of Operations.


9. RECENT ACCOUNTING PRONOUNCEMENTS


FASB Interpretation No. 48
     In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income
Taxes -- an interpretation of FASB Statement No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, "Accounting for Income Taxes". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was adopted by the Company on January 1, 2007. Management has concluded that as of January 1, 2007 and December 31, 2007, there were no uncertain tax positions that would require financial statement recognition, de-recognition, or disclosure.



     The Company files U.S. Federal and Pennsylvania state tax returns. No income tax returns are currently under examination. The Company's federal tax and state returns remain open for examination for the years ended December 31, 2004 through December 31, 2007.


SFAS No. 157
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, (SFAS 157), "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157 on its financial statements. At this time, the impact to the Company's financial statements has not been determined.

10. INTEREST RATE RISK
     The Company is also subject to interest rate risk. Interest rate risk is the risk that fixed-income securities will decline in value because of changes in market interest rates. Investments in debt securities with long-term maturities may experience significant price declines if long-term interest rates increase.

11. SUBSEQUENT EVENT
     A dividend in the amount of $1,789,243 was declared on December 14, 2007 payable at $37.79 per share on January 31, 2007 to shareholders of record on December 31, 2007. This dividend consisted of $711,878 from net investment income and $1,077,365 from short-term capital gains.


     During January 2008, a new investment advisory agreement was entered into by the Company with Cooke & Bieler, LLP, a newly formed limited liability partnership created due to a minority interest purchase of Cooke & Bieler L.P. The terms of the new agreement with Cooke & Bieler, LLP remain consistent with those previously stated in Note 8.

                         CONDENSED FINANCIAL INFORMATION

Selected data for each share of capital stock outstanding throughout each period:


                                              Years Ended December 31,
                                  2007       2006       2005       2004       2003
                               -----------------------------------------------------
------------------------------------------------------------------------------------


Investment Income............  $   42.43  $   41.58  $   35.65  $   34.94  $   34.64
Expenses.....................      16.47      14.14      12.11      11.25       9.55
                               ---------  ---------  ---------  ---------  ---------
Net Investment Income........      25.96      27.44      23.54      23.69      25.09
Dividends from net investment
  income.....................     (25.54)    (27.16)    (22.21)    (22.48)    (24.89)
Dividends from short-term
  capital gains..............     (22.75)    (16.85)     (7.24)     (9.02)     (6.44)
Net realized gain (loss) and
  increase (decrease) in
  unrealized appreciation....      36.84     189.55      34.98      60.00     189.87
                               ---------  ---------  ---------  ---------  ---------
Net increase (decrease) in
  net assets value...........      14.51     172.98      29.07      52.19     183.63
Net assets value:
  Beginning of year..........   1,400.33   1,227.35   1,198.28   1,146.09     962.46
                               ---------  ---------  ---------  ---------  ---------
  End of year................  $1,414.84  $1,400.33  $1,227.35  $1,198.28  $1,146.09
                               =========  =========  =========  =========  =========
Net Assets at end of Period
  (in millions)..............  $    66.9  $    66.9  $    59.6  $    58.6  $    56.5
Annual ratio of Net expenses
  to average net assets......       1.22%*     1.05%      1.02%      0.98%      0.91%
Annual ratio of net
  investment income to
  average net assets.........       1.92%      2.03%      1.98%      2.06%      2.38%
Annual portfolio turnover
  rate.......................      18.10%     18.94%     18.61%     10.14%      7.28%
Annual Total Investment
  Return.....................       4.49%     17.74%      4.88%      7.30%     22.33%
Number of shares outstanding
  at end of period in
  thousands..................         47         48         49         49         49


* Net of 0.04% of expenses reimbursed.

                     CHANGES IN THE PORTFOLIO OF INVESTMENTS
                      (EXCLUSIVE OF SHORT-TERM INVESTMENTS)
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 2007
                                   (UNAUDITED)

                                    PURCHASES

                                     STOCKS


                                               Changes       Balance
                                               During     December 31,
                                             the Period       2007
                                             ----------   ------------
                                                  Number of Shares
                                             -------------------------
Artisan International Fund.................     4,184        61,454
Avery Dennison.............................     7,100         7,100
Bemis Company..............................     9,500         9,500
Dell Inc. .................................    15,900        21,900
Diebold Inc. ..............................    10,800        10,800
Harbor International Fund..................     2,172        32,067
Family Dollar Stores.......................    15,000        15,000
Harte Hanks Inc. ..........................    20,100        32,300
International Speedway Corp. ..............     2,900         7,900
Jones Apparel Group........................    10,800        13,500
Tyco Int'l Ltd. ...........................     3,325         8,100
Vanguard Emerging Markets ETF..............     2,539         2,539
WalMart Stores Inc. .......................     2,400        11,000



                                      SALES

                                     STOCKS


                                               Changes       Balance
                                               During     December 31,
                                             the Period       2007
                                             ----------   ------------
                                                  Number of Shares
                                             -------------------------
Abbott Laboratories........................    10,500            --
CDW Corp. .................................     8,000            --
Covidien Ltd. .............................     4,775            --
Dell Inc. .................................    15,900        21,900
Gannett Inc. ..............................     1,800         7,000
Harte Hanks................................     5,800        32,300
Hasbro.....................................     5,800        16,700
Illinois Tool Works Inc. ..................     3,000         9,100
Jones Apparel Group Inc. ..................    10,800        13,500
Medco Health Solutions Inc. ...............     7,700            --
Vanguard Emerging Markets Stock Index
  Fund.....................................     3,466            --

                     CHANGES IN THE PORTFOLIO OF INVESTMENTS
                      (EXCLUSIVE OF SHORT-TERM INVESTMENTS)
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 2007
                                   (UNAUDITED)

                                CORPORATE ACTIONS

                                     STOCKS

                                               Changes       Balance
                                               During     December 31,
                                             the Period       2007
                                             ----------   ------------
                                                  Number of Shares
                                             -------------------------
Covidien Ltd...............................      4,775           --
Tyco Electronics...........................      4,775        4,775
Tyco Int'l Ltd.............................    (14,325)       8,100



                                    PURCHASES

                                      BONDS


                                               Changes       Balance
                                               During     December 31,
                                             the Period       2007
                                             ----------   ------------
                                                  Number of Units
                                             -------------------------
Fed. Home Loan Bank Bond 4.375% 3/9/2010...     50,000        50,000
Fed. Home Loan Bank Bond 5.55% 5/3/2010....    200,000            --
Los Alamos County 5.15% 7/1/2012...........     90,000        90,000
Ohio Hsg. Agy. Mtg. 5.57% 9/1/2038.........    245,000       245,000



                                CALLS/MATURITIES

                                      BONDS


                                                   Changes     Balance
                                                   During     June 30,
                                                 the Period     2007
                                                 ----------   --------
                                                    Number of Units
                                                 ---------------------
NJ Economic Dev Auth 5.178% 11/01/2015.........      5,000      70,000
Texas St Vets Hsg 7% 12/1/2010.................     50,000     365,000
Utah Hsg. Corp 4.78%, 7/1/2015.................     50,000      250,00
Yorba Linda CA Redev Agy 5.25%, 9/1/2015.......     25,000     300,000
Fed. Home Loan Bank 3.51%, 11/9/2007...........     50,000          --
Fed. Home Loan Bank 5.55%, 5/3/2010............    200,000          --
Fed. Home Loan Mortgages 6.0%, 7/1/2019........    134,865     272,000
Fed. Home Loan Mortgages Var%, 8/1/2019........     61,401     557,596

                                     PART C

Item 23.          Exhibits

                  (a) Articles of Incorporation as amended December 29, 1961 and April 21, 1964 are incorporated by reference to Exhibit (1) of the Company's Post Effective Amendment No. 21 to its Registration Statement on Form N-1A.

                  (b)(1) By-Laws as amended through February 19, 1997 are incorporated by reference to Exhibit 2(a) of the Company's Post Effective Amendment No. 21 to its Registration Statement on Form N-1A.


                  (b)(2) By-laws as amended through November 10, 2004 are incorporated by reference to Exhibit (b)(2) of the Company's Post Effective Amendment No. 29 to its Registration Statement on Form N-1A.




                  (d)(1) Investment Advisory Contract between the Company and Cooke & Bieler, L.P. dated April 29, 2005 is incorporated by reference to Exhibit (d)(1) of the Company's Post Effective Amendment No. 29 to its Registration Statement on Form N-1A.




                  (d)(2) Investment Advisory Agreement between the Company and Schroder Investment Management North America Inc. dated April 29, 2005 is incorporated by reference to Exhibit (d)(2) of the Company's Post Effective Amendment No. 29 to its Registration Statement on Form N-1A.


                  (g) Custodian Agreement between the Company and PFPC Trust Co. dated December 18, 2000 is incorporated by reference to Exhibit (d) of the Company's Post Effective Amendment No. 25 to its Registration Statement on Form N-1A.

                  (p)(i) Code of Ethics under Rule 17j-1 of the Company is incorporated by reference to Exhibit p(i) of the Company's Post Effective Amendment No. 24 to its Registration Statement on Form N-1A.


                  (p)(ii) Code of Ethics under Rule 17j-1 of Cooke & Bieler, L.P. is filed HEREWITH.



                  (p)(iii) Code of Ethics under Rule 17j-1 of Schroder
                           Investment Management North America Inc. is filed HEREWITH.


Item 24.          Persons Controlled by or Under Common Control with the Fund

                  NONE

Item 25.          Indemnification

                  Sections 1741 et seq. of the Pennsylvania Business Corporation Law (the PBCL) provide that a business corporation may indemnify directors and officers against liabilities they may incur in such capacities provided certain standards are met, including good faith and the reasonable belief that the particular action is in, or not opposed to, the best interests of the corporation. In general, this power to indemnify does not exist in the case of actions against a director or officer by or in the right of the corporation if the person entitled to indemnification shall have been adjudged to be liable unless a court determines upon application that the person is fairly and reasonably entitled to indemnification despite the adjudication of liability. However, Section 1746 of the PBCL provides that the other sections of the law are not exclusive and that further indemnification may be provided by by-law, agreement or otherwise except where the act or failure to act giving rise to a claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. The corporation is required to indemnify directors and officers against expenses they may incur in defending actions against themselves as such directors or officers if they are successful on the merits or otherwise in the defense of such actions.

                  The Company's By-Laws also provide indemnification to the directors and officers of the Company to the fullest extent permitted by law. The Company maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering the Company for indemnification payments made to directors and officers for liabilities.

Item 26.          Business and Other Connections of the Investment Adviser -
                  NONE.

Item 27.          Principal Underwriters - NOT APPLICABLE.

Item 28.          Location of Accounts and Records

                  Mr. Charles Mather, III, President, The Finance Company of Pennsylvania, 400 Market Street, Suite 425,
                  Philadelphia, Pennsylvania 19106.


                  Cooke & Bieler, L.P.
                  1700 Market Street, Suite 3222
                  Philadelphia, Pennsylvania 19103

                  Schroder Investment Management North America Inc. 875 Third Avenue, 22nd Floor
                  New York, New York 10022

                  PFPC Trust CO.
                  8800 Tinicum Blvd. Third Floor, Suite 200
                  Philadelphia, Pennsylvania 19153


Item 29.          Management Services - NONE.

Item 30.          Undertakings - NOT APPLICABLE.

                                   SIGNATURES



         Pursuant to the requirements of the Investment Company Act of 1940, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Philadelphia and Commonwealth of Pennsylvania on the 13th day of May, 2008.




                       THE FINANCE COMPANY OF PENNSYLVANIA


                       By:       /s/ Charles E. Mather III
                                 ------------------------------------
                                 Charles E. Mather, III, President